October 1, 2012

Via EDGAR

John Reynolds

Assistant Director

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D. C. 20549

Dear Mr. Reynolds,

Re:      AIM Exploration Inc.

Registration Statement on Form S-1

Filed June 12, 2012

File No. 333-182071

I am President and C.E.O. of the Company and write this letter on behalf of the Company.  Your comments are reprinted below along with our response and, if applicable, our proposed changes to the Registration Statement:

Prospectus Cover Page

1.      Please disclose the $0.01 offering price on the cover page.  See Item 501(b)(3) of Regulation S-K.

ANSWER:  We have included the disclosure.

2.      Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company and revise your prospectus to:

•         Describe how and when a company may lose emerging growth company status;

•         Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

•         State your election under Section 107(b) of the JOBS Act:

o   If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

o   If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies.  Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.  Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

ANSWER: We have revised throughout the Registration Statement to S-1 to clarify that we are an “emerging growth company”.

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3.      Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors.  Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

ANSWER:  We, nor did anyone on our behalf, provide any potential investors with any written materials to any qualified institutional buyers or institutional accredited investors.  In addition, no brokers or dealers are participating in our offering.  All of our outstanding shares were issued pursuant to Regulation S.

Summary, page 5

4.      We note your disclosure on page F-8 that the company is dependent upon the raising of additional capital through placement of common stock in order to implement its business plan or merging with an operating company.  Please disclose in this section of the filing whether you plan to merge with an unidentified company.  If you plan to do so, please comply with Rule 419 of Regulation C or provide a detailed analysis explaining why you believe the company is not a blank check company.

ANSWER:  We are not a blank check company.  Section 7(b)(3) of the Securities Act of 1933, as amended defines the term “blank check company” to mean, any development stage company that is issuing a penny stock that, “(A) has no specific plan or purpose, or (B) has indicated that its business plan is to merge with an unidentified company or companies.”  We have a specific plan and purpose.  Our business purpose is engage in the acquisition and exploration of mineral properties.  In Securities Act Release No. 6932 which adopted rules relating to blank check offerings, the Securities and Exchange Commission stated in II DISCUSSION OF THE RULES, A. Scope of Rule 419, that, “Rule 419 does not apply to . . . start-up companies with specific business plans . . . even if operations have not commenced at the time of the offering.”  Further, we included a statement on the cover page of the prospectus that we have no plans to engage in a merger or acquisition with another entity:

“We are not a Blank Check company.  We have no any plans, arrangements, commitments or understandings to engage in a merger with or acquisition of another company.”

Summary Financial Information, page 6

5.      Please revise your tables under this heading to include summary financial information as of August 31, 2010, and for the six months ended February 28, 2011 and the period from February 18, 2010 through August 31, 2010.  Also revise the stockholders’ equity at February 29, 2012 to indicate the deficit position that is reflected in your financial statements.

ANSWER:  We have made the requested revisions.

Risk Factors, page 7

6.      Given the location of your mining claims, please address material risks relating to the operation of your business in the Philippines.  For example, we note your disclosure on page 15 that Philippines law does not allow 100% foreign ownership.

ANSWER:  We have included the following risk factor:

“BECAUSE OUR MINING CLAIMS ARE LOCATING IN THE PHILIPPINES AND THE PHILIPPINES GOVERNMENT IMPOSES FOREIGN OWNERSHIP RESTRICTIONS, THESE CONDITIONS COULD MATERIALLY AFFECT OUR BUSINESS.

All of our current mining claims are located in the Philippines.  The Philippines government imposes restrictions on foreign ownership.  These restrictions include not allowing 100% foreign ownership of Philippines mines.  Therefore, we had to partner with a Philippines company to comply with the local laws and this could materially affect our business.”

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7.      Address risks for investors given the control of your company by insiders.

ANSWER:  We have included the following risk factor:

“OUR SOLE OFFICER AND TWO DIRECTORS OWN A CONTROLLING PERCENTAGE OF VOTING STOCK, WHICH WILL ALLOW THEM TO MAKE KEY DECISIONS AND EFFECT TRANSACTIONS WITHOUT FURTHER SHAREHOLDER APPROVAL.

Our sole officer and two directors collectively approximately own 73% of our outstanding voting stock.  Accordingly, these stockholders, as a group, will be able to control the outcome of stockholder votes, including votes concerning the election of directors, the adoption or amendment of provisions in our Articles of Incorporation and our Bylaws, and the approval of mergers and other significant corporate transactions.  These factors may also have the effect of delaying or preventing a change in our management or our voting control.”

If we do not obtain clear title to our Raval claim…, page 8

8.      Please reconcile your disclosure in this risk factor regarding your lack of clear title to the Raval claim with your disclosure elsewhere in your prospectus, such as your statement in the last paragraph on page 14 that you acquired your Raval claim on August 31, 2011.

ANSWER:  That risk factor was included in error and has been removed.

Selling Shareholders, page 11

9.      Please revise the table to reflect clearly the total number of shares to be offered in the appropriate column.

ANSWER: We have revised the table.

10.  If Maria Estrella Formoso or Roberto Araullo Formoso are related to Gregorio Formoso, please disclose.  See Item 507 of Regulation S-K.

ANSWER: We have included the following disclosure:

(1)  Maria Estrella Formoso is the sister of our President.

(2)  Roberto Araullo Formoso is the cousin of our President.”

Business, page 14

11.  Please describe the material terms of your agreement to purchase 70% of Pah-Hsu-Qhuin

Philippines Mining, including the parties to the agreement, the date of the agreement and any conditions to the closing of the acquisition.  Also, file the agreement as an exhibit.

ANSWER:  We have included the requested information.

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12.  Please insert a small-scale map showing the location and access to each property, as suggested in paragraph (b)(2) of Industry Guide 7.  We believe that maps and drawings having the following features would be beneficial:

•         A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

•         A graphical bar scale or representations of scale, such as "one inch equals one mile."

•         A north arrow.

•         An index map showing where the property is situated in relationship to the state or province or other geographical area in which it is located.

•         A title of the map or drawing, and the date on which it was drawn.

•         In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

ANSWER: We have included three new maps.

13.  Please disclose information regarding your land and mineral rights for each of your material properties.  If you have identified properties in your filing that are not material, include a statement to that effect in your disclosure and clarify your intentions.  For each material property, include the following information:

•         The nature of your ownership or interest in the property.

•         A description of all interests in your properties, including the terms of all underlying agreements and royalties.

•         An outline of the process by which mineral rights are acquired at the location, also details concerning the basis of entitlement and duration of your mineral rights, surface rights, mining claims or concessions.

•         An indication of the type of rights or claims such as placer or lode, exploration or exploitation, State or Federal, patented or unpatented, lease or concession.

•         Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration that is sufficient to enable the claims to be distinguished from other claims that may exist in the area or your properties.

•         The conditions that must be met to retain your rights, claims or leases, including quantification and timing of all necessary payments, including any annual maintenance fees, also identifying the party who is responsible for paying these amounts.

•         The area of your claims, either in hectares or in acres.

Please ensure that you identify all material terms of the land or mineral rights securing agreements to comply with paragraph (b)(2) of Industry Guide 7.

ANSWER: We have included the following:

“Nature of Ownership

Mining claims are covered by Mining Lease Contracts under renewal by Alice Raval Ventura for 25 years.  Alice Raval Ventura has entered into a sale of shares of stock of Pah-Hsu-Qhuin Phils.  Mining Corp. to Aim Exploration (40%) and Paladino Management and Development Corp. (30%).  AIM Exploration has entered into a management agreement with Paladino Management and Development Corp.

Description of the Properties

The properties consist of three mining claims covered by Lode Lease Contract Nos.  V-319, V-425, and V-521, expiring in 2014, with a total area of twenty-four hectares.  Names of the mines are “Pabling”, “Alice”, and “Namalitocan”, respectively.”

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14.  Supplementally, please provide the government issued land right that gives you the legal authority to perform activities on the Raval Claim.  If necessary, please describe your relationship to the individual or company listed on the land right.

ANSWER: We have added the following:

“Right to the mining claims was acquired through the ownership of shares of stock of Pah-Hsu-Qhuin Phils.  Mining Corp., and the exclusive mining management and operating agreement entered into between Alice Raval Ventura and Paladino Management and Development Corp.”

15.  Please disclose the information required under paragraph (b) of Industry Guide 7 for all material properties listed under this heading.  For any properties identified that are not material, please include a statement to that effect, clarifying your intentions.  For each material property, include the following information:

•         The location and means of access to your property, including the modes of transportation utilized to and from the property.

•         A description of any work completed on the property and its present condition.

•         The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

•         A description of equipment, infrastructure, and other facilities.

•         The current state of exploration of the property.

•         The total costs incurred to date and all planned future costs.

•         The source of power and water that can be utilized at the property.

•         If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

You may refer to Industry Guide 7, paragraphs (b)(1) through (5), for specific guidance pertaining to the foregoing.

ANSWER: We have added the following:

The area is located within the jurisdiction of Barangay Solongan, Pasuquin, Ilocos Norte and can be reached by four-wheel-drive vehicles through the mine roads which negotiate and wind up to the feldspar deposits.  The area is located within the following geographic coordinates:

	North Latitude	East Latitude
Pabling Mineral Claim	18[o]23’20”- 18[o]18’28”	120[o]37’00”- 120[o]37’08”
Alice Mineral Claim	18[o]23’12”- 18[o]23’32.5”	120[o]36’53”- 120[o]37’03.5”
Namalitocan Mineral Claim	18[o]23’36”- 18[o]23’46”	120[o]37’14”- 120[o]37’21”

16.  Please disclose your sources for the information referenced in the marketing section of your filing.  This information includes, but is not limited to, the volume and pricing disclosure for the feldspar market.

ANSWER: Volume and pricing estimates were based on discussion with potential buyers.

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17.  Please provide disclosure regarding the permitting process in the Philippines for exploration, development, and production; including the specific permits and the timeframes to obtain such permits.

ANSWER: We have added the following:

“Prior to the Mining Act of 1995, mining claims were covered by Mining/Lode Lease Agreements entered into with the Department of Natural Resources.  Presently, mining rights are granted through the Mineral Production Sharing Agreement (MPSA), which is currently the subject of the renewal of the claims by Alice Raval Ventura.”

18.  We note your disclosure of 21 million tonnes of feldspar reserves.  Only proven and probable reserves meeting the definitions in paragraph (a) of Industry Guide 7 may be disclosed in filings with the United States Securities and Exchange Commission.  Please revise your disclosure accordingly.

ANSWER:  We have added the following:

The computations/estimates were made based on the measurement of outcrops within the claims.  It is worth mentioning that the three claims were previously mined for feldspar in the last twenty years.  And that the deposits were likewise estimated as regards its positive reserves through drilling and other conventional methods used in reserve estimation.

19.  Please tell us if you intend to define a proven or probable reserve prior to producing feldspar.  If not, clearly disclose your intentions in your filing.

ANSWER:  We have added the following:

The report on the geology and mineral deposits submitted along with the renewal application for the total 24 hectares defines the economic feldspar mineral deposits with a positive reserve of 22,860,000 Metric tons.

World Market, page 15

20.  Please revise the demand and value forecasts for Feldspar to provide current information or advise.  It appears the forecasts you have provided relate to periods of time that have already occurred, such as 2006-2012.

ANSWER:  We will update the forecasts in a subsequent amendment.

Prior Exploration, page 15

21.  It appears from your disclosure that the mining leases were renewed in 1985 for 25 years.  Given the passage of over 25 years since 1985, please clarify the current status of the leases.

ANSWER: We have added the following:

The mining leases were renewed in 1985 before their respective expirations.  Expiration of the renewed leases is up to 2014.

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Our Planned Exploration Program, page 16

22.  Please update your disclosure throughout this section.  We note, for example, the reference to deliveries in 2011 and to one to three years remaining on 25 year leases that were renewed in 1985.

ANSWER:  We have added the following:

The lease contract is the subject of renewal for another 25 years.  Alice Raval Ventura has filed for the renewal by way of an application for a Mineral Production Sharing Agreement (MPSA).  Approval of the MPSA is expected by the end of the year.

23.  Please provide support for the statement that Royal Tern does not consider other domestic suppliers of feldspar to be reliable.

ANSWER: The statement was verbally declared by Royal Tern.  We will request from Royal Tern an email or letter to support the statement.

24.  We note your references to two customers in this section.  Please clarify if you are dependent on one or a few major customers.  See Item 101(h)(4)(vi) of Regulation S-K.

ANSWER: The basis for the references were actual discussions held with the customers.  Since then, additional customers have been contacted with favorable results.  We will not be dependent on a few customers.  No contracts will be signed until operations are underway.

Compliance with Government Regulation, page 16

25.  Please describe the government regulations that materially affect your business.  See Item 101(h)(4)(ix) of Regulation S-K.  Also, revise the second risk factor on page 8 to describe clearly the regulations that present a material risk to your business.

ANSWER: We have added the following:

“There is pending legislation which will rationalize the revenue sharing schemes and mechanisms and is expected to include an increase in government share from the current 2% excise tax to about 5% to 7% of gross revenues.”

In addition, we have revised the risk factor on page 8.

OTC Bulletin Board Qualification for Quotation, page 18

26.  We note your disclosure that the 36,500,000 restricted shares held by Mr. Formoso and Mr. Rivera could be available for sale in a public market as a result of the provisions of Rule 144.  Since it appears that the company is currently a shell company, please revise to disclose that that Rule 144 is unavailable to your promoters pursuant to Rule 144(i) of the Securities Act.

ANSWER:  We have added the following:

“Since we currently are a shell company, Rule 144 will be unavailable to our promoters (Mr. Formoso and Mr. Rivera) pursuant to Rule 144(i) of the Securities Act.”

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Directors, Executive Officers, Promoters and Control Persons, page 22

27.  Please disclose the specific experience, qualifications, attributes or skills that led to the conclusion that either Gregorio Formoso or Guil Rivera should serve as a director.  See Item 401(e)(1) of Regulation S-K.

ANSWER:  Both Messrs. Formoso and Rivera have extensive business experience which has now been outlined in the registration statement.

28.  Describe the nature of the responsibilities undertaken by each of Gregorio Formoso and Guil Rivera in each of their prior positions.  See Item 401(e)(1) of Regulation S-K.

ANSWER:  The information has now been included.

Certain Relationships and Related Transactions, page 24

29.  Please identify the related party for each transaction and disclose the material terms and date of each transaction.  See Item 404(d) of Regulation S-K.  Audited Financial Statements for the Fiscal Year Ended August 31, 2011

ANSWER:  We have included the requested information.

General

30.  We understand that you obtained the Raval Mining Claim by acquiring a 70% majority interest in Pah-Hsu-Qhuin Philippines Mining Corporation on August 31, 2011, however it does not appear that you have recognized this acquisition in your financial statements.  Please address the following points:

•         Provide disclosure under a separate footnote which describes the salient terms of the share purchase agreement, including information about the acquisition date, the parties involved in the transaction and the types and amounts of consideration paid.

•         Explain why you believe this transaction does not require accounting recognition in your financial statements, providing the relevant accounting literature that supports your view.

•         File the share purchase agreement associated with this acquisition as an exhibit in your next amendment.

ANSWER:

Note 6 - Income Taxes, page F-8

31.  Please provide appropriate labeling associated with the amounts included in your table under this footnote.

ANSWER:  We have included appropriate labeling.

Please contact me with any further questions.

Regards,

AIM EXPLORATION INC.

Per. /s/ Gregorio Formoso

Gregorio Formoso

President & CEO
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